SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes           No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1.	Announcement of Scottish Power plc, dated May 27, 2004, regarding options and awards granted to executive directors under share option and long term incentive plans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: May 28, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

Scottish Power plc

Executive Share Option Plan 2001 and Long Term Incentive Plan

Scottish Power plc (“the Company”) announces that on 27 May 2004 options to acquire ordinary shares in the Company (“Shares”) and American Depositary Shares (“ADSs”) were granted under the ScottishPower Executive Share Option Plan 2001 at an option price of 389.25 pence per Share and $28.72 per ADS to the following Executive Directors of the Company. Subject to the satisfaction of a corporate performance target, based on earnings per share growth, these options will generally be exercisable between the third and tenth anniversaries of the date of grant.

Name of Director	Number of Shares Under Option
Ian Russell	362,235
Charles Berry	205,523
Simon Lowth	220,937
David Nish	220,937

Number of ADSs Under Option
Judi Johansen	52,228*

*	This equates to 208,912 Shares at the ratio of 4 Shares : 1 ADS.

The Company also announces that on 27 May 2004 Awards to acquire Shares were granted under the Long Term Incentive Plan to the following Executive Directors of the Company. Awards vest only if the Remuneration Committee is satisfied that certain gateway performance conditions, relating to the Company’s underlying financial performance and customer service standards, are met. The number of Shares which may actually be transferred on the exercise of an Award is dependent upon the Company’s relative position, measured by total shareholder return performance, against a group of international energy companies over a three year performance period.

Name of Director	Number of Shares Under Award
Ian Russell	135,838
Charles Berry	77,071
Judi Johansen	79,662
Simon Lowth	82,851
David Nish	82,851

Enquiries:

Colin McSeveny, Group Media Relations Manager	0141 636 4515
Alan McCulloch, Assistant Company Secretary	01698 396414